September 10, 2019

Tak Shing Eddie Wong
Chief Executive Officer
TGS International Ltd.
Suite 1023, 10/F., Ocean Centre
5 Canton Rd., Tsim Sha Tsui
Kowloon, Hong Kong

       Re: TGS International Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 25, 2019
           File No. 333-217451

Dear Mr. Wong:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business, page 4

1. We note your disclosure of mineral resources. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to Instruction 3 to Paragraph (b) (5) of Industry Guide 7. Please revise to remove the mineral resources from your filing.
2. As a company with no mineral reserves, you must be in the exploration stage. See
      Paragraph (a) (4) of Industry Guide 7. Please revise your filing to refer to your company and properties as being in the exploration stage.
3. We note your disclosure on page 7 indicating that SRK Consulting has performed property investigations of Mine A and Mine B. Please forward to our engineer, as supplemental information and not as part of your filing, the SRK technical reports for
 Tak Shing Eddie Wong
TGS International Ltd.
September 10, 2019
Page 2
         Mine A and Mine B, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in
         Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.
4. We note your disclosure regarding trial production at Mine B and that you have generated revenue from the trial production. Please revise to provide a general summary of the results of your trial production including, but not limited to, the tonnes and grade mined, process recoveries, quantities and type of finished products sold, and average pricing received. In this regard we reference paragraph (b)(4) of Industry Guide 7 and Instruction
         1 to Item 102 of Regulation S-K.
Item 9A. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures, page 43

5. Please revise to disclose your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2018. Refer to Item 307 of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at (202) 551-3610, if you have questions regarding engineering comments. Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202)
551-3769 with any other questions.



                                                               Sincerely,
FirstName LastNameTak Shing Eddie Wong
                                                               Division of
Corporation Finance
Comapany NameTGS International Ltd.
                                                               Office of
Beverages, Apparel and
September 10, 2019 Page 2                                      Mining
FirstName LastName